Exhibit 99.92

Cybin Selects Anxiety Disorder Indications for Proprietary Psychedelic Molecule CYB004

TORONTO—(BUSINESS WIRE)—June 16, 2021—Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, today announced that it has selected social anxiety disorder (“SAD”) and generalized anxiety disorder (“GAD”) as the initial target indications for its proprietary psychedelic molecule CYB004.

“People struggle with many different mental health challenges, but anxiety affects more people than any other/’ said Dr. Alex Belser, Chief Clinical Officer. “With the advent of the COVID-19 pandemic, rates of anxiety have increased 3-fold, leaving many folks in a debilitating state. We think that treatment with psychedelic medicine may help. Our team’s previous research on anxiety at New York University and the trials conducted at UCLA and Johns Hopkins showed large magnitude decreases in anxiety after treatment with psychedelic-assisted psychotherapy. This is a promising approach to treat anxiety with a clear pathway.”

SAD, sometimes called social phobia, describes the persistent and irrational fear of embarrassment and humiliation in social situations. SAD typically begins in childhood or adolescence and, untreated, can be associated with the subsequent development of major depression, substance abuse, and other mental health problems. The disorder can be associated with extensive functional impairment and reduced quality of life.

SAD is a prevalent condition, estimated to affect between 3% and 7% of the United States adult population.

SAD Market Size: Based on estimates derived from currently available FDA approved treatments, the current US market is estimated at US$ 165M with global estimates at US$1.15B as of 2021. The market is currently made up of multiple approved drugs still under patent protection, generics and off label use drugs.

GAD is marked by excessive anxiety and worry (apprehensive expectation) about a range of everyday topics/events and is one of the most common mental disorders in both community and clinical settings and is associated with increased use of health care services.

GAD is a prevalent condition, estimated to affect between 3% and 6% of the United States adult population.

GAD Market Size: Current global estimates are approximately US$2.99B and projected to grow to US$4.5B by 2027. The market is currently made up of multiple approved drugs still under patent protection, generics and off label use drugs, including benzodiazepines which carry a risk of addiction, misuse and dependence.

According to The World Health Organization (WHO), 1 in 13 adults globally suffers from anxiety. Current FDA-approved medications for anxiety disorders include SSRIs and SNRIs, which have slow onset of action and side-effects including weight gain, nausea, vomiting and sexual dysfunction. Many patients also do not respond to SSRI or SNRI treatments for the anxiety disorders.

Various studies reviewing the improvements in anxiety with psychedelic treatments showed a significant response to therapy and were relatively well-tolerated. In these studies, patients benefited from a faster onset of action with less addictive effects.

,.The decision to pursue anxiety disorders indications for CYB004 follows months of thoughtful, in-depth work by the Cybin development team. Careful consideration of many factors drives these decisions, including the prevalence of anxiety disorders, the measurable clinical endpoints, a realistic pre-clinical and clinical plan, along with an understanding of the effects of the molecule itself. For the Cybin team, this decision represents a further opportunity to help millions of sufferers of these all-too-prevalent disorders,” stated Doug Drysdale, Chief Executive Officer.

References

Anxiety & Depression Association of America.

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Danforth, A. L., Struble, C. M., Yazar-Klosin.ski, B., & Grob, C. S. (2016). MDMA-assisted therapy: a new treatment model for social anxiety in autistic adults. Progress in Neuro-Psychopharmacology and Biological Psychiatry, 64, 237-249.

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About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate” ‘‘plan” “anticipate” “expect” ‘‘believe” or “continue” or the negative thereof or similar variations. Forward-looking statements in this news release may include statements regarding enhanced liquidity, the value of additional capital markets exposure, access to institutional and retail investors, the Company’s new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony. com

Media Contacts:

John Kanakis

Cybin lnc.

John@cybin.com